Exhibit 99.1
FOR IMMEDIATE RELEASE
December 19, 2007
VIATEL HOLDING (BERMUDA) LIMITED TO ENGAGE IN “GOING-PRIVATE” TRANSACTION
Hamilton, Bermuda. Viatel Holding (Bermuda) Limited (VTLAF.PK) (the “Company” or “Viatel”) announced today that its Board of Directors approved a 1-for-300 share consolidation as part of a going-private transaction. The share consolidation is expected to reduce the number of record holders of the Company’s common shares such that the Company will be eligible to cease filing periodic and other reports with the U.S. Securities and Exchange Commission (the “SEC”) and terminate public registration of the Company’s common shares. The Company’s board believes that deregistering the Company’s common shares will significantly reduce its securities-related regulatory compliance costs, which primarily include legal and auditing fees, as well as internal costs associated with document preparation and review.
     The share consolidation is subject to approval by the Company’s shareholders and certain other conditions. A special meeting of the Company’s shareholders to consider this matter will be held in the next few months, with exact timing dependent on the SEC’s review of the Company’s filings in connection with the proposed share consolidation.
     The Company’s shareholders will receive cash in the amount of $0.44 per pre-consolidation share in lieu of any factional shares resulting from the share consolidation. As a result, holders of fewer than 300 common shares will not be Viatel shareholders after the share consolidation, and holders of 300 or more common shares will receive new shares, plus cash in lieu of any fractional new share.
     The announcement of the proposed share consolidation described above is not a solicitation of a proxy. Prior to the meeting, the Company will mail to the Company’s shareholders a Notice of Special General Meeting In Connection With Proposed Share Consolidation that will contain important information regarding the meeting and the transaction, including, among other things, the recommendation of the Company’s Board of Directors regarding the transaction. Shareholders of the Company are advised to read the materials. Copies of the Notice of Special General Meeting materials and any amendments or supplements thereto, will be available without charge at the SEC’s website at http://www.sec.gov or from the Chief Financial Officer of the Company after they are mailed to shareholders.
     Viatel is a pan-European business communications provider that helps companies of all sizes to reduce costs, increase profits and serve their customers better, through a comprehensive portfolio of IP Voice and Data solutions which include Broadband, Leased Lines, Managed IPVPN, Hosting and Voice over IP Services. Operating across 6 European markets, including the UK, France and Germany, Viatel has its own European network and more than 6,000 business customers.
     Viatel notes that statements contained in this news release that are not based on historical facts are forward-looking statements and, as such, are subject to uncertainties and risks that could cause actual results to differ materially from those projected or implied by such statements. These risks, contingencies, and uncertainties, many of which are beyond Viatel’s control, include but are not limited to, unanticipated changes in economic, competitive, governmental or technological conditions; the ability of Viatel to effect the proposed share consolidation, including obtaining the requisite approval of its shareholders, and other factors that are set forth in Viatel’s Annual Report on Form 20-F for the year ended December 31, 2006, on file with the SEC.